September 11, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Value Series, Inc. Registration Statement on Form N-14 (File No. 333-152889)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of September 12, 2008 or as soon thereafter as practicable.

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Sincerely,

DWS VALUE SERIES, INC.		DWS INVESTMENTS DISTRIBUTORS, INC.

By:	/s/ John Millette	By:	/s/ Philip J. Collora
Name:	John Millette	Name:	Philip J. Collora
Title:	Secretary	Title:	Assistant Secretary